February 8, 2013

Nathan D. Briggs, Esq.
Ropes & Gray LLP
700 12th Street, NW, Suite 900
Washington, DC 20005-3948

Re: DoubleLine Income Solutions Fund
       File Nos. 333-186045 and 811-22791

Dear. Mr. Briggs:

On January 15, 2013, you filed a registration statement on Form N-2 for DoubleLine Income Solutions Fund (the "Fund") in connection with the registration of its common shares of beneficial interest (the "Common Shares"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   Footnote (3) to the offering table states that the Fund will pay offering costs up to an aggregate of $[•] per Common Share, and the Adviser will pay (i) all organizational expenses of the Fund and (ii) offering costs of the Fund to the extent they exceed $[•] per Common Share. Please include in the footnote estimates of the following:

- the size of the offering in dollars and shares;
- the total offering costs in dollars and costs per share;
- the total offering costs expected to be paid by the Fund in dollars;
- the organizational costs expected to be paid by the Adviser; and
- the total offering costs expected to be paid by the Adviser in dollars.

Please make similar revisions to footnote (1) to the fee table in the section "Summary of Fund Expenses."

Prospectus Summary — Principal Investment Strategies (Page 7)

2.   The eighth paragraph of this section states that the Fund may invest in securities of other investment companies, and funds sponsored or advised by DoubleLine or its affiliates. Please provide a corresponding line item in the Annual Expenses table for "Acquired Fund Fees and Expenses," disclosing the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of these "Acquired Funds." See Instruction 10.a to Item 3 of Form N-2.

Prospectus Summary — Derivatives (Page 8)

3.   This section states that the Fund may use total return swaps and credit default swaps. Please disclose in this section that when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. Also, when the Fund engages in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

4.   This section also states that the Fund may engage in short sales. Please confirm that the fee table will include, as an expense, an estimate of the dividends paid on the Fund's short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.101.j (May 1, 2012).

Prospectus Summary — Investment Advisor (Page 10)

5.   The first paragraph of this section provides that the Adviser will receive an annual fee based on a percentage of "total managed assets," which includes reverse repurchase agreements, dollar roll transactions, and "similar transactions." Please disclose what is meant by "similar transactions" and, if this term refers to derivatives, also disclose that the notional value of these instruments will not be used for purposes of calculating total managed assets. Also, please disclose whether the Fund's cash and cash equivalent holdings are included in the calculation of total managed assets. We may have additional comments after the Investment Management Agreement is filed as an exhibit to the registration statement.

Prospectus Summary — Principal Risk Factors — Interest Rate Risk (Page 17)

6.	This section describes the effect of interest rates on the prices of debt obligations, and provides that the Fund's weighted average effective duration generally will fluctuate with interest rates. Since disclosure in the summary of principal investment strategies on page 7 states that the Fund may invest in securities of any maturity, please provide a duration example describing the likely effect on the value of the Fund's debt obligations resulting from an increase in interest rates if the Fund has a weighted average effective duration of 10 years.

Prospectus Summary — Principal Risk Factors — Emerging Markets Risk (Page 20)

7.	This section describes the risks that the Fund is exposed to due to its investments in emerging market countries. Since investing in emerging market countries appears to be a principal risk of the Fund, please disclose in the summary of principal investment strategies that the Fund will invest in emerging market country securities.

Prospectus Summary — Principal Risk Factors — Event-Linked Securities Risk (Page 30)

8.	Please revise the heading of this risk disclosure to include the term "catastrophe bonds." Additionally, the fourth sentence of this section states that, if a catastrophe occurs that "triggers" the event-linked security, investors may lose some or all of their investment in the security. Please disclose the mechanics of how investors may lose some or all of their investment in a catastrophe bond.

The Fund's Investment Objectives and Strategies — Bank Loans (Page 45)

9.	Disclosure in the penultimate paragraph of this section provides that, with regard to loan participations or assignments, if the participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, SEC interpretations *may require* the Fund to treat both the lending intermediary and the borrower as "issuers." (Emphasis added.) Please revise this disclosure to provide that, in the example above, SEC interpretations *require* the Fund to treat both the lending intermediary and the borrower as "issuers." See Pilgrim Prime Rate Trust (SEC No-Action Letter (June 29, 1989)) and Putnam Diversified Premium Income Trust (SEC No-Action Letter (July 10, 1989)).

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Page 1)

10.	Fundamental policy 4(a)(i) in this section provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please revise policy 4(a)(i) to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as "issuers" for purposes of the Fund's fundamental industry concentration policy. <u>See</u> Comment 9. Additionally, fundamental policy 4(a)(iii) states that derivatives counterparties are not considered to be part of any industry except to the extent required by applicable law. Since it is the position of the staff of the Division of Investment Management that counterparties are part of an industry, please revise this policy.

Investment Restrictions and Strategies — Bank Loans, Assignments, and Participations (Page 21)

11.   The ninth paragraph of this section provides that the Adviser may seek to avoid the receipt of material, non-public information ("Confidential Information") about issuers of investments being considered for acquisition by the Fund or held in the Fund's portfolio if the receipt of this information would restrict one or more of the Adviser's other clients from trading in securities they hold or in which they may invest. Please explain to us why this policy is consistent with the Adviser's fiduciary duty to the Fund, and whether the Fund's Board of Trustees has approved of this policy. In addition, please add the above disclosure to the discussions of Confidential Information Access Risk on pages 31 and 72 of the prospectus.

Management of the Fund (Page 39)

12.   We note that much of the information for this section will be completed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly with regard to the leadership structure of the Board of Trustees, and why it has been determined that the Fund's leadership structure is appropriate; the Board's role in risk oversight; a brief discussion of the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the individual should serve as a trustee of the Fund; and any directorships held by each trustee during the past five years.

GENERAL COMMENTS

13.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

14.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

15.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

16.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

17.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                            * * * * *

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6959.

                                    Sincerely,

                                    Edward P. Bartz
                                    Staff Attorney